Exhibit 99.1

LATAM Group continues to improve its connectivity, reaching 143 destinations in May

●	The group will reinforce connectivity from the hub in Peru with flights to Iguazú (Brazil) and Salta (Argentina).

●	LATAM Cargo received an important award for Innovation in Air Cargo for its plastic reduction projects in its operations.

●	In April 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 26.2% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) grew by 29.6%

May 11, 2023 - LATAM Group reported updates on its operations for the coming weeks, highlighting the 143 destinations to be operated in the month, which, compared to May 2022, results in an increase of 7%. Other relevant news of the month are the announcements on the following routes:

Lima - Iguazú, operated by LATAM Airlines Peru, with three flights a week from November 1.

Lima - Salta, operated by LATAM Airlines Peru, with three flights a week from December 2.

Fortaleza - Miami, operated by LATAM Airlines Brazil, will have two weekly flights starting July 28.a

Santiago (Chile) - Los Ángeles, operated by LATAM Airlines Group, will have five weekly flights starting October 2.

At the same time, LATAM Cargo was distinguished by the International Air Transport Association (IATA) with the Air Cargo Innovation Award in the corporate category for its plastic reduction projects in its cargo operations in Chile and Brazil. These initiatives were designed by employees and are part of the group's commitment to having zero waste to landfills by 2027.

Operational statistics for April 2023

In April 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 26.2% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased by 29.6%. This implied that the load factor decreased 2.1 percentage points, reaching 79.1%.

In cargo, the load factor was 53.5%, which corresponds to a decrease of 5.8 percentage points compared to April 2022.

The following table summarizes the operational statistics for the month and the accumulated to date for the main business units in LATAM:

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

	April				Year to Date
LATAM AIRLINES OPERATIONS	2023	2022	% Change		2023	2022	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,400	6,655	26.2%		34,929	27,510	27.0%
DOMESTIC SSC (1)	1,487	1,453	2.3%		6,294	6,324	-0.5%
DOMESTIC BRAZIL (2)	2,643	2,267	16.6%		11,523	10,000	15.2%
INTERNATIONAL (3)	4,271	2,935	45.5%		17,112	11,186	53.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,624	8,198	29.6%		43,361	34,111	27.1%
DOMESTIC SSC (1)	1,904	1,841	3.5%		7,776	7,847	-0.9%
DOMESTIC BRAZIL (2)	3,491	2,903	20.2%		14,814	12,354	19.9%
INTERNATIONAL (3)	5,229	3,454	51.4%		20,771	13,910	49.3%

PASSENGER LOAD FACTOR
SYSTEM	79.1%	81.2%	-2.1	pp	80.6%	80.6%	-0.1	pp
DOMESTIC SSC (1)	78.1%	79.0%	-0.9	pp	80.9%	80.6%	0.4	pp
DOMESTIC BRAZIL (2)	75.7%	78.1%	-2.4	pp	77.8%	80.9%	-3.2	pp
INTERNATIONAL (3)	81.7%	85.0%	-3.3	pp	82.4%	80.4%	2.0	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,492	4,571	20.1%		22,445	18,922	18.6%
DOMESTIC SSC (1)	2,070	1,945	6.4%		8,300	8,077	2.8%
DOMESTIC BRAZIL (2)	2,468	2,029	21.6%		10,278	8,567	20.0%
INTERNATIONAL (3)	953	596	59.8%		3,867	2,278	69.8%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	314	293	7.3%		1,216	1,128	7.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	587	493	18.9%		2,290	1,923	19.1%

CARGO LOAD FACTOR
SYSTEM	53.5%	59.3%	-5.8	pp	53.1%	58.7%	-5.6	pp

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 17 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3